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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

       For the fiscal year ended December 31, 2005

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

       For the transition period from _______________ to _______________

                          Commission file number 0-556

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                  SUREWEST KSOP

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             SUREWEST COMMUNICATIONS
                                200 VERNON STREET
                           ROSEVILLE, CALIFORNIA 95678

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

                              REQUIRED INFORMATION

                                  SureWest KSOP

                              Financial Statements
                            and Supplemental Schedule

                           December 31, 2005 and 2004
                        and year-ended December 31, 2005

                                    CONTENTS

Report of Moss Adams LLP, Independent Registered Public Accounting Firm       1

Financial Statements:

Statements of Net Assets Available for Benefits                               2
Statement of Changes in Net Assets Available for Benefits                     3
Notes to Financial Statements                                                 4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                9

Signatures                                                                   10

Exhibit Index                                                                11

     Report of Moss Adams LLP, Independent Registered Public Accounting Firm

The Administrative Committee
SureWest KSOP

We have audited the accompanying statements of net assets available for benefits of the SureWest KSOP as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                              /s/ Moss Adams LLP

Stockton, California
June 26, 2006

                                  SureWest KSOP
                 Statements of Net Assets Available for Benefits

                                                      DECEMBER 31,
                                             -----------------------------
                                                 2005            2004
                                             -------------   -------------
ASSETS

Investments                                  $  65,094,741   $  74,697,005

Receivable from broker for securities sold             326         334,573

Receivable - contributions                           2,467               -
                                             -------------   -------------
Total assets                                    65,097,534      75,031,578

LIABILITIES

Due to broker for securities purchased              25,419         103,482
                                             -------------   -------------
Net assets available for benefits            $  65,072,115   $  74,928,096
                                             =============   =============

See accompanying notes.

                                  SureWest KSOP
            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2005

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
  Interest and dividend income                               $   1,943,394

Contributions:
  Participants                                                   4,201,307
  Employer                                                       2,320,320
  Rollovers                                                         78,887
                                                             -------------
                                                                 6,600,514
                                                             -------------

     Total additions                                             8,543,908

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

  Benefits and withdrawals paid to participants                 17,494,738
  Net depreciation in fair value of investments                    905,151
                                                             -------------

     Total deductions                                           18,399,889
                                                             -------------

Net decrease                                                    (9,855,981)

Net assets available for benefits:
  Beginning of year                                             74,928,096
                                                             -------------
  End of year                                                $  65,072,115
                                                             =============

See accompanying notes.

                                  SureWest KSOP
                          Notes to Financial Statements

                           December 31, 2005 and 2004

1. PLAN DESCRIPTION

GENERAL

The SureWest KSOP (the "Plan") is a defined contribution plan established by SureWest Communications ("SureWest" or the "Company") effective January 1, 1999. Effective December 31, 2001, the Plan was merged with the SureWest Communications Retirement Supplement Plan with the Plan being the surviving plan. All employees of SureWest and participating subsidiaries are eligible to participate in the Plan on the first day of the month immediately following the date of employment.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan has two features, a "Stock Bonus" feature and an "Employee Stock Ownership" feature, qualifying under Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the "Code").

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

CONTRIBUTIONS

Effective May 1, 2002, participants may contribute, subject to certain limitations imposed by the Code, from 1% to 50% of their monthly salaries, on a pre-tax or after-tax basis, to the Plan. Pre- and after-tax contributions are limited to 50% of each participant's compensation. During the year ended December 31, 2005, SureWest was required to contribute to the Plan each pay period an amount equal to 100% of the participant contributions for such pay period to the Plan, up to 6% of each participant's salary, after one year of service.

All participant and Company contributions are participant-directed.

The Plan is authorized to accept the transfer of assets to the Plan that qualify as rollover contributions within the meaning of the Code.

                                  SureWest KSOP
                     Notes to Financial Statements (cont'd)

1. PLAN DESCRIPTION (cont'd)

PARTICIPANT ACCOUNTS

Separate accounts are maintained for each participant's contributions, consisting of an Employee Account and a Company Account. Each Employee Account and Company Account is credited with the participant's and the Company's contributions, respectively. Plan earnings are allocated to each participant's Employee Account and Company Account. Such allocations are based on the ratio of the participant's account balance to all participants' account balances in each investment fund. The aggregate benefit to which a participant is entitled is the amount that can be provided from the participant's vested accounts.

VESTING AND PAYMENT OF BENEFITS

Participants' Employee and Company Accounts are fully vested and non-forfeitable at all times. In the event of a participant's termination, retirement, death or disability, the value of the participant's Employee and Company Accounts may, at the election of the participant, be distributed in accordance with the Plan's distribution options to the participant or the participant's beneficiary as of the date of the distribution request. Participants at the age of 59 1/2 may elect to withdraw their Employee and Company Accounts, upon the consent of the Administrative Committee. Additionally, under certain circumstances, participants may withdraw specified amounts from their Employee Accounts if they have a financial hardship.

Distributions of benefits under the Plan are generally made in cash. However, if the participant invests in the SureWest Company Stock Fund and so elects, the distribution may be made in whole shares of SureWest's common stock, or a combination of both cash and stock. The number of whole and fractional shares of SureWest's common stock that shall be distributed to the participant is determined by dividing (a) the value of their Company and Employee Accounts held in the SureWest Company Stock Fund by (b) the fair market value of one share of SureWest's common stock on the date the distribution is requested. Any balance in the participant's account representing a fractional share and/or any cash insufficient to purchase a whole share of common stock is distributed in cash.

The following amounts were distributed to participants or their beneficiaries:

                                              YEAR ENDED
                                           DECEMBER 31, 2005
                                           ------------------
         Shares of SureWest common stock   $          676,411
         Cash                                      16,818,327
                                           ------------------
                                           $       17,494,738
                                           ==================

                                  SureWest KSOP
                     Notes to Financial Statements (cont'd)

1. PLAN DESCRIPTION (cont'd)

ADMINISTRATIVE EXPENSES AND SERVICES

SureWest has paid all administrative expenses, except for investment fund administration of the Plan, and provides the Plan with certain additional administrative services without charge. Investment fund administrative expenses are (a) allocated to the participants' Employee and Company Account balances based on the participant's pro rata ownership interest in each fund and (b) recorded as a component of net appreciation/depreciation in fair value of investments in the statement of changes in net assets available for benefits.

VOTING RIGHTS

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. All shares for which the Trustee has not received timely participant directions shall be voted in the same proportion as the shares for which the trustee received timely directions, as defined in the Plan.

PLAN TERMINATION

While it has not expressed any intent to terminate the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, the full value of the Employee and Company Accounts of all participants affected thereby would remain fully vested and non-forfeitable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONTRIBUTIONS

Contributions from participants are recorded by the Plan when they are received by SureWest. Contributions from SureWest are recorded by the Plan when they become obligations of the Company.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The Company's common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent their respective net asset values on the last business day of the Plan year. Shares of the institutional money market account are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                                  SureWest KSOP
                     Notes to Financial Statements (cont'd)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

BENEFITS

Benefits are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

The Plan's investments are held in trust by the Vanguard Fiduciary Trust Company ("Vanguard"). The Plan's trust agreement requires the trustee to invest the Plan's assets into various fund options as directed by each participant.

Investments that represented 5% or more of the fair value of the Plan's net assets were as follows:

                                                                DECEMBER 31,
                                                        -----------------------------
                                                             2005           2004
                                                        -------------   -------------
Shares of SureWest common stock                         $  23,204,361   $  30,753,938
Shares of Vanguard Capital Opportunity Fund                 7,428,791       7,444,284
Shares of Vanguard Life Strategy Moderate Growth Fund       5,545,105       6,207,438
Shares of Vanguard 500 Index Fund                           5,502,729       5,039,811
Shares of Vanguard Growth and Income Fund                   4,476,942       4,474,219
Shares of Vanguard Life Strategy Growth Fund                3,951,787       4,031,970
Shares of Vanguard Life Income Fund                         3,605,524             N/A
Shares of American Funds Euro Pacific                       3,441,582             N/A
Shares of Vanguard Prime Money Market Fund                        N/A       4,136,628

The Plan's investments, including investments purchased, sold and held during the year, depreciated in fair value as follows:

                                                                YEAR ENDED
                                                            DECEMBER 31, 2005
                                                            -----------------
        Shares of SureWest common stock                     $      (2,352,642)
        Shares of registered investment companies                   1,447,491
                                                            -----------------
                                                            $        (905,151)
                                                            =================

                                  SureWest KSOP
                     Notes to Financial Statements (cont'd)

4. CONCENTRATION OF INVESTMENTS

At December 31, 2005 and 2004, the Plan has a significant portion of its assets invested in the Plan sponsor's common stock (SureWest). The Company's telecommunications operations are conducted in the same geographic region of Northern California where the majority of the employees and Plan participants reside.

The Plan invests in various securities that, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan's Investments, which currently consist of shares of SureWest common stock and shares of various registered investment companies, are managed by Vanguard. Because the Plan covers substantially all full-time employees of SureWest, and because Vanguard serves as trustee of the Plan, these investments constitute transactions with parties-in-interest.

During the year ended December 31, 2005, the Plan purchased 148,174 shares of SureWest common stock with an aggregate cost of $3,675,815. In addition, during the year ended December 31, 2005, the Plan sold 326,328 shares of SureWest common stock, with an aggregate fair value at the date of sale of $8,268,523. The Plan received dividends from SureWest of $957,209 during the year ended December 31, 2005.

6. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 23, 2003, stating that the Plan is qualified under Section 401(a), 401(k) and 4975(e)(7) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. VOLUNTARY RETIREMENT OFFERING

In February of 2005, the Company completed a voluntary early retirement offering ("REWARD") in which 73 employees retired from the Company. In accordance with the Plan and as part of the normal retirement process, participants may either leave their account balances in the Plan or take distributions. During 2005, benefits paid to participants were significantly higher as a result of the REWARD program.

                                                              EIN: HF-68-0365195
                                                                 PLAN NUMBER 003

                                  SureWest KSOP
                    Schedule H, Line 4i - Schedule of Assets
                              (Held at End of Year)

                                December 31, 2005

                                                                       (c)
                                                             DESCRIPTION OF INVESTMENT
                          (b)                             INCLUDING MATURITY DATE, RATE OF
            IDENTITY OF ISSUE, BORROWER, LESSOR,             INTEREST, COLLATERAL, PAR             (e)
(a)                 OR SIMILAR PARTY                             OR MATURITY VALUE              CURRENT VALUE
----   ----------------------------------------------   ------------------------------------   --------------
COMMON STOCK:
*      SureWest Communications                          879,953 shares, without par value      $   23,204,361

REGISTERED INVESTMENT COMPANIES:

*      American Funds EuroPacific Growth Fund           83,737 shares                          $    3,441,582

*      Vanguard 500 Index Fund Investor Shares          47,883 shares                          $    5,502,729

*      Vanguard Capital Opportunity Fund                224,910 shares                         $    7,428,791

*      Vanguard Growth & Income Fund Investor Shares    140,387 shares                         $    4,476,942

*      Vanguard LifeStrategy Conservative Growth Fund   201,597 shares                         $    3,122,733

*      Vanguard LifeStrategy Growth Fund                188,180 shares                         $    3,951,787

*      Vanguard LifeStrategy Income Fund                267,274 shares                         $    3,605,524

*      Vanguard LifeStrategy Moderate Growth Fund       300,222 shares                         $    5,545,105

*      Vanguard Prime Money Market Fund                 1,785,596 shares                       $    1,785,596

*      Vanguard Total Bond Market Index Fund            301,152 shares                         $    3,029,591
                                                                                               --------------
                                                                                               $   65,094,741
                                                                                               ==============

* A party-in-interest as defined by ERISA.
Column (d) cost, has been omitted, as investments are all participant directed.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 26, 2006                                 SUREWEST KSOP

                                                     /s/ Stephen C. Oldham
                                                     ---------------------------
                                                     STEVEN C. OLDHAM
                                                     President and CEO

                                 SureWest KSOP
                                 Exhibit Index

Exhibit No.    Description                     Method of Filing   Page
-----------    -----------------------------   ----------------   ----
23.1           Consent of Moss Adams LLP,            Filed         12
               Independent Registered Public       herewith
               Accounting Firm